Exhibit (a)(6)

      Dear Employee Option Holder:

      On July 23, 2001, Landmark delivered to you a letter describing our offer to exchange your currently outstanding non-qualified options under the 1994 Stock Incentive Plan for new non-qualified options to be granted under that plan. Along with the letter, we delivered to you the Offer to Exchange and Letter of Transmittal, both of which include important information regarding the exchange offer.

      The instructions accompanying the Letter of Transmittal and Section 4 of the Offer to Exchange stated that you may not re-tender options that have been tendered for exchange and subsequently withdrawn. Please be advised that we have amended the Offer to Exchange and the instructions accompanying the Letter of Transmittal to permit you to re-tender, in accordance with the procedures for tendering options described in Section 3 of the Offer to Exchange, any options that you tender and validly withdraw. The right to re-tender your withdrawn options will apply to any options that you have already withdrawn, as well as to those that you may withdraw at any future time prior to the expiration of the exchange offer.

      If you have any questions regarding any aspect of Landmark’s exchange offer, please contact Landmark, Attention: Beth Itkin, 12700 Sunrise Valley Drive, Reston, Virginia 20191-5804, facsimile: (703) 464-4914, e-mail: bitikin@landmark.com.

Very Truly Yours, Katherine K. Clark Chief Executive Officer